SUB-ITEM 77Q1:  Exhibits

AMENDMENT #7
TO THE BY-LAWS
OF
FEDERATED MANAGED ALLOCATION PORTFOLIOS
Effective September 21, 2004
Insert the following into Article II, Power and Duties of Trustees and Officers and renumber Section 11 as Section 12:
Section 11. Chief Compliance Officer. The Chief Compliance Officer shall be responsible for administering the Trust's policies and procedures approved by the Board under Rule 38a-1 of the Investment Company Act of 1940, as amended. Notwithstanding any other provision of these By-Laws, the designation, removal and compensation of Chief Compliance Officer are subject to Rule 38a-1 under the
 Investment Company Act of 1940, as amended.